SECU 03012162 COMMISSION
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3/11/03 CM

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

RECD S.E.C.
FEB 2 8 2003
1086

SEC FILE NUMBER
8 – 50739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

IAME OF BROKER-DEALER:

CyberTrader, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

115 Wild Basin Road, Suite 100
(No. and Street)

Austin	Texas	78746-3303
(City)	(State)	(Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Jon T. Phelps — (512) 682-7737
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

2200 Ross Avenue, Suite 1600	Dallas	Texas	75201-6778
Address)	(City)	(State)	(Zip Code)

HECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, James M. Hackley swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of CyberTrader, Inc. (the "Company"), for the period from January 1, 2002 to December 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

James M. Hackley, Chief Executive Officer
Title

Notary Public

ROBIN SCHWOCH
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
FEBRUARY 14, 2005

This report** contains (check all applicable boxes):

- ☒ Independent Auditor's Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934. (Not applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934. (Not applicable)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Included in item g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Independent Auditors' Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CyberTrader, Inc.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)
(SEC I.D. No. 8-50739)

Statement of Financial Condition
Year Ended December 31, 2002 and
Independent Auditors' Report, and
Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
JPMorgan Chase Tower
Suite 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

RECD S.E.C.
FEB 28 2003
1086

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
CyberTrader, Inc.

We have audited the accompanying statement of financial condition of CyberTrader, Inc. (the "Company") (a wholly owned subsidiary of CyberCorp Holdings, Inc.) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of CyberTrader, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002.

Deloitte & Touche LLP

February 21, 2003

CYBERTRADER, INC.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,031,065
RECEIVABLES FROM BROKER-DEALER AND CLEARING ORGANIZATIONS	3,396,647
RECEIVABLES FROM PARENT AND AFFILIATES	1,128,595
GOODWILL—Net of accumulated amortization of $88,656,033	243,000,000
OTHER INTANGIBLE ASSETS—Net of accumulated amortization of $26,444,340	1,555,660
OTHER ASSETS	1,066,419
TOTAL	$ 258,178,386

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 3,572,737
Income taxes payable	1,043,427
Payable to parent and affiliates	207,148
Deferred tax liability—net	524,004
Total liabilities	5,347,316
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Preferred stock, $.01 par value—30,000 shares authorized; none issued	
Common stock, $.01 par value—100,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	497,509,498
Accumulated deficit	(244,678,438)
Total stockholder's equity	252,831,070
TOTAL	$ 258,178,386

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

CyberTrader, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of CyberCorp Holdings, Inc. ("Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of Presentation—The Company is a fully disclosed broker-dealer that offers online brokerage services to investors via the Internet. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore does not hold customer funds or securities.

Use of Estimates—The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the accompanying financial statement. Significant estimates relate primarily to the valuation of goodwill and other intangible assets, utilization of future tax benefits, and accruals for legal reserves. Actual results could differ significantly from such estimates.

Securities Transactions—Clients' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including commercial paper and money market funds) with maturities of three months or less to be cash equivalents.

Goodwill and Other Intangible Assets—On March 1, 2000, the Parent was acquired by The Charles Schwab Corporation ("CSC") for $517 million in a nontaxable stock-for-stock exchange. Pursuant to the acquisition, the Parent became a wholly owned subsidiary of CSC. The acquisition was accounted for using the purchase method of accounting, which resulted in the recognition of goodwill and other intangible assets of approximately $483 million and $30 million, respectively. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. Upon adoption, the Company ceased amortization of goodwill and reclassified the carrying amount of a portion of other intangible assets that did not meet the criteria for recognition under SFAS No. 141 to goodwill. The remaining other intangible assets will continue to be amortized over their remaining estimated lives.

Goodwill and other intangible assets were evaluated for impairment based on carrying amounts as of January 1, 2002, the date of adoption of SFAS No. 142, and as discussed in Note 4, the Company recognized an impairment of $152,700,000. Goodwill will be evaluated for impairment in the second quarter of each year and more frequently if an event occurs or circumstances change that would more than likely not reduce the fair value of the Company below its recorded total stockholder's equity.

Stock-Based Compensation—The Company applies Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded.

Income Taxes—The Company is included in CSC's consolidated federal income tax return but files its own state and local tax returns. Federal income taxes are calculated as if the Company and CSC filed separate income tax returns, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

New Accounting Standards— In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

Financial Accounting Standards Board Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002 and is required to adopt the recognition requirements effective on January 1, 2003. The Company is evaluating the impact of the recognition requirements of this interpretation and does not expect it to have a material impact on its financial position, results of operations or cash flows.

3. REGULATORY REQUIREMENTS

The Company operates pursuant to the Act's Rule 15c3-3 under the exemption of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the SEC.

At December 31, 2002, the Company had net capital of $6,672,768, which was $6,422,768 in excess of its required net capital of $250,000.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of other intangible assets as of December 31, 2002 is as follows:

	Useful Life	Gross Carrying Amount	Accumulated Amortization
Customer accounts	3	$ 11,000,000	$ (10,388,785)
Technology	3	17,000,000	(16,055,555)
Total		$ 28,000,000	$ (26,444,340)

The Company completed its transitional testing of goodwill impairment during the second quarter of 2002 as required by SFAS No. 142. Accordingly, the Company determined that its goodwill was impaired due to significant declines in trading volumes that reduce the expected future cash flows of the Company. Management estimated the fair value of the Company using a combination of discounted future cash flow projections and comparison to recent market transactions for similar companies and recognized a goodwill impairment of $152,700,000.

5. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset (liabilities) at December 31, 2002 follows:

Deferred tax assets—other	$ 109,329
Deferred tax liability—intangibles	(633,333)
Deferred tax liability—net	$ (524,004)

The Company has determined that no valuation allowance against the deferred tax asset at December 31, 2002 was necessary.

6. COMMITMENTS AND CONTINGENCIES

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing service provider extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. All securities transactions are cleared through the use of one clearing service provider on a fully disclosed basis. Substantially all of the transactions are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

7. RELATED PARTY TRANSACTIONS

The net amounts due to the Parent and affiliates are presented in the accompanying statement of financial condition and are settled on an as-needed basis. The amount due from Parent and affiliates as of December 31, 2002 is related to amounts advanced to the Parent for management fees charged to the Company. Management fees are charged in accordance with a service agreement between the Company and the Parent and represent compensation and other costs incurred by the Parent for the benefit of the Company. These costs also include management, administrative, marketing, data processing services and occupancy costs.

8. EMPLOYEE BENEFITS

The Company's employees are participants in or eligible to participate in retirement and other employee benefit plans provided by CSC in effect at the time of acquisition. Accordingly, the following summarizes such plans:

401(k) Plans—CSC has a profit sharing plan, including a 401(k) salary deferral component, for eligible employees who have met certain service requirements. CSC matches certain employee contributions; additional contributions to this plan are at the discretion of CSC.

Retention Plan—CSC's employee retention program was established at the time of acquisition to award certain employees cash compensation, contingent upon continued employment through March 2002. The retention plan awards were paid out in 2002.

9. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. For cash and cash equivalents, receivables from broker-dealer and clearing organizations, and receivable from Parent, the carrying amount is a reasonable estimate of fair value since such amounts are payable or receivable on demand or generally within 30 days.

* * * * * *

Deloitte & Touche LLP
JPMorgan Chase Tower
Suite 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

February 21, 2003

Board of Directors and Stockholder
CyberTrader, Inc.
115 Wild Basin Road
Austin, Texas 78746-3303

Dear Members of the Board:

In planning and performing our audits of the financial statements of CyberTrader, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP